02046696

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10/1/02

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2002

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Translation of Registrant's Name into English)

6 Maskit Street • Herzlia 46733 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto and incorporated by reference herein is the Registrant's Notice of Special Meeting of Shareholders (the "Meeting"), dated October 14, 2002 and its Proxy Statement for the Meeting to be held on November 14, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Registrant)

By: ______________________________
Ernest S. Wechsler for
Iris Yahal, Chief Financial Officer
pursuant to authorization

Dated: October 15, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Registrant)

By: /s/ Ernest Wechsler
Ernest S. Wechsler for
Iris Yahal, Chief Financial Officer
pursuant to authorization

Dated: October 15, 2002

CRYSTAL SYSTEMS SOLUTIONS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special general meeting of shareholders, referred to as the special general meeting or the meeting, of Crystal Systems Solutions Ltd. will be held on Thursday, November 14, 2002 at 10:00 A.M., at our offices, 8 Maskit St., Herzlia, Israel, to consider and vote on the proposal to approve a Share Exchange Agreement between us, Formula Systems (1985) Ltd., referred to as Formula, and certain additional shareholders of Liraz Systems Ltd., referred to as Liraz, and the issuance to Liraz's selling shareholders of 3,478,624 of our ordinary shares in exchange for 5,809,302 shares of Liraz, in accordance with the terms of the Share Exchange Agreement.

Under the Share Exchange Agreement, we will purchase from certain Liraz shareholders, including Formula, an aggregate of 5,809,302 shares of Liraz, representing approximately 86.0% of Liraz's outstanding share capital. We will pay the consideration through the issuance to Liraz's selling shareholders 3,478,624 of our ordinary shares, of which 2,343,113 shares will be issued to Formula. The amount of shares to be issued to Liraz's selling shareholders is calculated based on an exchange ratio of 1:1.67, such that we will issue one Crystal share for 1.67 shares of Liraz sold to us under the agreement (or 0.598 Crystal shares for each share of Liraz). If approved by the shareholders at the special general meeting, the closing of the transaction is scheduled to take place within seven business of the shareholder approval.

Shareholders of record at the close of business on October 15, 2002 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person. If you are unable to attend the meeting in person, you are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you attend the meeting, you may revoke your proxy and vote your shares in person. **In accordance with the requirements of the Israeli Companies Law, 1999, each shareholder should indicate in the form of proxy or prior to his or her voting at the meeting, whether he or she has a personal interest in the transaction or not. If you do not indicate whether or not you have a personal interest in the transaction, your vote shall not be counted.**

Joint holders of shares should take note that, pursuant to Article 18.4 of our articles of association, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in our register of members.

By Order of the Board of Directors,

GAD GOLDSTEIN
Chairman of the Board of Directors

October 14, 2002

15673 - 180616/1A

CRYSTAL SYSTEMS SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

This proxy statement is furnished to the holders of the ordinary shares, NIS 0.01 nominal value, of Crystal Systems Solutions Ltd., referred to as the ordinary shares, in connection with the solicitation by our board of directors of proxies for use at the special general meeting of shareholders, referred to as the special general meeting or the meeting, or at any postponement or adjournment thereof, pursuant to the accompanying notice of special general meeting of shareholders. The special general meeting will be held on Thursday, November 14, 2002 at 10:00 A.M., at our offices, 8 Maskit St., Herzlia, Israel.

It is proposed that at the special general meeting the Share Exchange Agreement dated as of October 10, 2002, between us, Formula Systems (1985) Ltd., referred to as Formula, and certain additional shareholders of Liraz Systems Ltd., collectively referred to as Liraz's selling shareholders, and the issuance to Liraz's selling shareholders of 3,478,624 of our ordinary shares in exchange for 5,809,302 shares of Liraz, be approved.

We enclose a form of proxy for use at the meeting and a return envelope for the proxy. You may revoke the authority granted by your execution of proxy at any time before the effective exercise thereof by notifying us in writing of revocation or duly executing a proxy bearing a later date, or by voting in person at the meeting. **In accordance with the requirements of the Israeli Companies Law, 1999, each shareholder should indicate in the form of proxy or prior to his or her voting at the meeting, whether he or she has a personal interest in the approval of the transaction or not. If you do not indicate whether or not you have a personal interest in the approval of the transaction, your vote shall not be counted.** Unless you indicate otherwise on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us not less than two hours prior to the time fixed for the meeting, will be voted in favor of the matters to be presented to the meeting, as described above. On the matters considered at the meeting, we will treat abstentions as neither a vote "for" nor "against" the matter, although we will count them in determining if a quorum is present.

Proxies for use at the meeting are being solicited by our board of directors. Only shareholders of record at the close of business on October 15, 2002 will be entitled to vote at the meeting. Proxies are being mailed to shareholders on or about October 18, 2002, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

We had outstanding on September 30, 2002, 10,074,850 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented at the meeting. Two or more shareholders conferring in the aggregate 35% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy is necessary for approval of the Share Exchange Agreement and the issuance of 3,478,624 of our ordinary shares to Liraz's selling shareholders in exchange for 5,809,302 Liraz shares, provided however that: (i) the total number of votes FOR the approval of the transaction shall include the votes of at least one third of the ordinary shares represented at the meeting in person or by proxy, which do not have a personal interest in the transaction; or (ii) the total number of votes AGAINST the approval of the transaction among the shareholders which do not have a personal interest in the transaction shall not exceed one percent of the aggregate voting rights in the company. When counting the votes of the shareholders which do not have a personal interest, abstentions shall not be included in such calculations.

Each of Formula, Dan Goldstein and Gad Goldstein is deemed to have a personal interest in the transaction. Formula, Dan Goldstein and Gad Goldstein hold an aggregate of 6,138,707 of our ordinary shares, representing approximately 60.9% of our outstanding share capital.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2002, the number of shares owned beneficially by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) our directors and officers, and (iii) all of our directors and officers as a group.

Name	Shares beneficially owned		Options to purchase ordinary shares
	Number	Percentage of outstanding ordinary shares (1)	Number
Formula Systems (1985) Ltd. (2)	6,138,707	60.9%	
Aaron Crystal	1,193,700 (3)	11.9%	
Dan Goldstein (4)	559,000	5.6%	
Gad Goldstein (5)	321,829	3.2%	
All directors and officers as a group (7 persons) (6)	2,074,529	20.6%	160,000 (7)

(1) Percentages in the above table are based on 10,074,850 ordinary shares outstanding as of September 30, 2002, and do not include 1,766,100 ordinary shares that two of our subsidiaries hold.

(2) Formula owns of record 5,257,878 ordinary shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements which require them to vote their ordinary shares (an aggregate of 880,829 shares) as instructed by Formula. As a result of these voting agreements, Formula beneficially owns approximately 60.9% of our outstanding shares. Dan Goldstein is chairman of the board and chief executive officer of Formula and owns 20.0% of the outstanding shares of Formula. Gad Goldstein is a director and president of Formula and owns 3.3% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our ordinary shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the ordinary shares beneficially owned by Formula.

(3) Includes 294 shares that Anat Crystal, Mr. Crystal's spouse, beneficially owns.

(4) As a result of a voting agreement between Dan Goldstein and Formula, Formula is also deemed to beneficially own the shares owned by him as described in Note (2) above.

(5) As a result of a voting agreement between Gad Goldstein and Formula, Formula is also deemed to beneficially own the shares owned by him as described in Note (2) above.

(6) Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons) and have therefore not been separately disclosed.

(7) Includes (i) options to purchase 15,000 ordinary shares currently exercisable at an exercise price of $6.50 per share and expiring in October 2006; (ii) options to purchase 20,000 ordinary shares currently exercisable at an exercise price of $9.00 per share and expiring in April 2009; (iii) options to purchase 15,000 ordinary shares at an exercise price of $10.50 per share, which vest over a three-year period beginning in April 2000 and expire in April 2010; (iv) options to purchase 10,000 ordinary shares currently exercisable at an exercise price of $5.50 per share and expiring in October 2010; and (v) options to purchase 100,000 ordinary shares at an exercise price of $3.00 per share, of which options to purchase 50,000 ordinary shares are currently exercisable and the remaining options shall become exercisable in August 2003. These options expire in February 2012.

APPROVAL OF THE SHARE EXCHANGE AGREEMENT BETWEEN THE COMPANY, FORMULA AND CERTAIN SHAREHOLDERS OF LIRAZ AND THE ISSUANCE OF CRYSTAL SHARES TO LIRAZ'S SELLING SHAREHOLDERS

Summary of the Transaction

On October 10, 2002, we entered into a Share Exchange Agreement, referred to as the agreement or the transaction, with certain shareholders of Liraz Systems Ltd., referred to as Liraz, a publicly-held company traded on the Tel-Aviv Stock Exchange. Under this agreement, we will purchase from certain Liraz shareholders, including Formula Systems (1985) Ltd., an aggregate of 5,809,302 shares of Liraz, representing approximately 86.0% of Liraz's outstanding share capital. We will pay the consideration through the issuance to Liraz's selling shareholders of 3,478,624 of our ordinary shares, referred to also as Crystal shares. The amount of shares to be issued in exchange for Liraz shares was calculated based on an exchange ratio of 1:1.67, such that we will issue one Crystal share for each 1.67 shares of Liraz sold to us under the agreement (or 0.598 Crystal share for each share of Liraz). If approved by the shareholders at the special general meeting, the closing of the transaction is scheduled to take within seven business days of the shareholder approval.

Under the Share Exchange Agreement, we undertook to grant to Liraz's selling shareholders certain registration rights with respect to Crystal shares purchased by them under the agreement. Accordingly, we have agreed that if at any time (i) we propose to register any newly issued securities for primary sale in an underwritten offering; or (ii) we register for resale outstanding securities in an aggregate number constituting at least 30% of our outstanding share capital, previously issued by us to third parties in a private placement, then Liraz's selling shareholders may request that we register their shares as well, subject to certain limitations. In addition, we have agreed that, subject to certain limitations, during a period of three years following the closing of the transaction, at the request of the holders of 20% of Crystal shares issued under the agreement, and on no more than one occasion, we will file a registration statement on Form F-3 for an offering of their shares with respect to which registration is requested. We shall bear all fees and expenses in connection with the registration, except that the holders will pay all underwriting discounts and commissions relating to their shares. In connection therewith, each of the parties to the agreement assumed certain indemnification undertakings with respect to the content of the registration statement.

The closing of the transaction is subject to obtaining the approval of Crystal shareholders to the transaction and the issuance of Crystal shares to Liraz's selling shareholders.

In the future, based on market conditions and other factors, we may consider purchasing additional shares of Liraz and increasing our shareholdings in Liraz to up to 100%. Any possible future purchases, if any, by us will depend on many factors, including the market price of the shares, our business and financial condition, the business and financial condition of Liraz and general economic and market conditions.

Approval of the Transaction by the Audit Committee and the Board of Directors

After consideration of the agreement and the terms of the transaction, our audit committee and our board of directors approved the proposed transaction. As required under the Companies Law, Dan Goldstein, Gad Goldstein and Shai Beilis, who may be deemed to have a personal interest in the transaction, as described below, did not participate and did not vote at the meetings at which the audit committee and the board of directors approved the transaction. In arriving at their decision to approve the agreement, the audit committee and the board of directors reviewed and analyzed: (i) the specific terms of the Share Exchange Agreement; (ii) publicly available information concerning Liraz; (iii) the potential impact of the proposed transaction on our business, including the cost savings and strategic benefits expected by our management to result from a combination of the business of Liraz and our business; and (iv) the relative contribution of Liraz to our financial condition and consolidated operating results following consummation of the transaction. In addition, the audit committee and the board of directors have undertaken such other studies as they deemed appropriate for arriving to their decision. The audit committee and the board of directors received a fairness opinion from a financial advisor, pursuant to which, based on the assumptions made, and matters considered by the financial advisor and the limits of its review, as of the date of the agreement, the exchange ratio agreed between the parties was determined to be fair from a financial point of view, to us. After considering all consequences of the transaction, as they deem appropriate, the audit committee approved the transaction. Following this approval, the board of directors approved the transaction. Dan Goldstein, Gad Goldstein and Shai Beilis did not participate nor voted at such meetings in which the agreement and the transaction were approved. Our board of directors believes that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product-line with a larger and more diversified marketing and support network. In addition, our board of directors anticipates that the combination of our respective technical personnel will enhance our product development capabilities. Our board of directors recommends to our shareholders to approve the agreement and the issuance of Crystal shares in connection therewith.

Interest of Formula and Other Persons in the Transaction

In considering the recommendation of the board of directors, shareholders should be aware that Formula, our controlling shareholder, and certain members of our board of directors and management have certain interests in the transaction that are in addition to the interests of shareholders generally. Formula owns of record 5,257,878 of our ordinary shares, representing approximately 52.2% of our outstanding share capital. In addition, prior to consummation of the proposed transaction, Formula owns of record 3,912,999 shares of Liraz, representing approximately 57.9% of Liraz's outstanding share capital. Under the Share Exchange Agreement, Formula will sell to us its entire shareholdings in Liraz, and accordingly, will be issued 2,343,113 of our ordinary shares. As a result, following consummation of the transaction, if consummated, Formula will increase its holdings in our ordinary shares to 7,600,991 shares, representing approximately 56.1% of our outstanding share capital.

Moreover, Gad Goldstein, the chairman of our board of directors and his brother Dan Goldstein, one of our directors, own together an aggregate of 880,829 of our ordinary shares. Dan and Gad Goldstein have entered into agreements which require them to vote their ordinary shares as instructed by Formula. As a result of these voting agreements, Formula beneficially owns 6,138,707 of our ordinary shares, representing approximately 60.9% of our outstanding share capital. Following consummation of the transaction, if consummated, Formula will increase its beneficial holdings in our ordinary shares to 8,481,820 shares, representing approximately 62.6% of our outstanding share capital.

Dan Goldstein is chairman of the board of directors and chief executive officer of Formula and owns 2,000,034 shares of Formula, representing approximately 20.0% of the outstanding shares of Formula. Gad Goldstein is a director and president of Formula and owns 325,000 shares of Formula, representing approximately 3.3% of the outstanding shares of Formula. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our ordinary shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the ordinary shares beneficially owned by Formula. Shai Beilis, one of our directors and a member of our audit committee, also serves as a director of Formula.

Shareholder Approval is Required under Israeli Law and the Nasdaq Rules

Under the Israeli Companies Law, 1999, referred to as the Companies Law, each of Formula, Dan Goldstein, Gad Goldstein and Shai Beilis may be deemed to have a personal interest in the transaction. Under the Companies Law, the transaction is considered an "extraordinary transaction." An "extraordinary transaction" is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities. Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest require the approval of the audit committee, the board of directors and the shareholders of the company.

Shareholder approval for the issuance of Crystal shares to Liraz's selling shareholders is also required under rules 4350(i)(1)(C)(i), 4350(i)(1)(C)(ii) and 4350(i)(1)(D)(ii) of the Nasdaq Stock Market, Inc. As a company whose shares are listed on the Nasdaq National Market, we must comply with the rules of the Nasdaq Stock Market, Inc.

Nasdaq Rule 4350(i)(1)(C)(i) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company, if any director, officer or substantial shareholder of the issuer has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, could result in an increase in outstanding shares or voting power of 5% or more. As described above, Formula, our controlling shareholder, owns 3,912,999 shares of Liraz, representing approximately 57.9% of Liraz's outstanding share capital. In addition, Dan Goldstein, one of our directors, owns 2,000,034 shares of Formula, representing 20.0% of the outstanding share capital of Formula, and an indirect interest of more than 5% in the outstanding share capital of Liraz. We expect that the issuance of Crystal shares in connection with the transaction will result an increase of approximately 35% in Crystal's outstanding share capital and voting power, and therefore, shareholder approval is required under Nasdaq Rule 4350(i)(1)(C)(i).

In addition, Nasdaq Rule 4350(i)(1)(C)(ii) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company, where, due to the present or potential issuance of the securities, other than a public offering for cash (i) the securities have or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the securities; or (ii) the number of shares to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the securities. As described above, the number of Crystal shares to be issued upon consummation of the transaction exceeds 20% of the number of Crystal shares outstanding before such issuance. The shares to be issued also confer upon their holders voting rights in excess of 20% of the voting power outstanding before the issuance. Therefore, shareholder approval is also required under Nasdaq Rule 4350(i)(1)(C)(ii).

Moreover, Nasdaq Rule 4350(i)(1)(D)(ii), the "Nasdaq 20% Rule," requires shareholder approval prior to the issuance of securities under certain circumstances, including in connection with a transaction, other than a public offering, involving the sale or issuance by a company of common shares equal to 20% or more of the common shares or 20% or more of the voting power outstanding before such issuance at a price less than the greater of the book or market value of the shares at the time of issuance. The exchange ratio determined for the transaction is a fixed number and is not subject to adjustment based on fluctuations in the share prices of Crystal and Liraz between the signing and closing of the transaction. As a result, the prices of Liraz shares and Crystal shares upon completion of the transaction may vary from their prices at the date of the special general meeting. The market price of Crystal ordinary shares or their book value, on the date of issuance of the shares, may be higher than the price of the shares on such date calculated based on the exchange ratio fixed for the transaction. Accordingly, the issuance of Crystal shares under the Share Exchange Agreement requires Crystal to seek shareholder approval under the Nasdaq 20% Rule.

For the reasons described above, Crystal is seeking the approval of its shareholders for the issuance of the shares in connection with the transaction, in order to ensure compliance with the Companies Law and the Nadaq Rules.

Required Vote

Nasdaq Rule 4350(i)(6) determines that the minimum vote which will constitute shareholder approval shall be a majority of the total votes cast in person or by proxy. However, the Companies Law requires in the circumstances described above, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, provided, however, that: (i) the total number of votes FOR the approval of the agreement shall include the votes of at least one third of the ordinary shares represented at the meeting in person or by proxy, which do not have a personal interest in the approval of the transaction; or (ii) the total number of votes AGAINST the approval of the agreement among the shareholders which do not have a personal interest in the approval of the transaction shall not exceed one percent of the aggregate voting rights in the company. When counting the votes of the shareholders which do not have a personal interest, abstentions shall not be included in such calculations.

Each of Formula, Dan Goldstein and Gad Goldstein is deemed to have a personal interest in the transaction. Formula, Dan Goldstein and Gad Goldstein hold an aggregate of 6,138,707 of our ordinary shares, representing approximately 60.9% of our outstanding share capital.

The board of directors believes that entering into the agreement is in our best interests and recommends that the shareholders vote "FOR" approval of the transaction. As required under the Companies Law, Dan Goldstein, Gad Goldstein and Shai Beilis, who may be deemed to have a personal interest in the transaction, as described above, did not participate and did not vote at the meetings at which the audit committee and the board of directors approved the transaction.

Information About Liraz

Liraz is a publicly-held company traded on the Tel-Aviv Stock Exchange. Liraz conducts its business activities primarily through its subsidiaries, which include BluePhoenix Solutions B.V. and Advanced Systems Europe B.V.

BluePhoenix Solutions B.V. BluePhoenix was incorporated in the Netherlands in September 2001 and began operations in the fourth quarter of 2001 following the acquisition of the AppBuilder software business. BluePhoenix, Liraz's wholly owned subsidiary, develops and markets the AppBuilder, a software product used for the development of sophisticated and robust applications needed by large enterprises. BluePhoenix also provides consulting services to its customers.

Most of BluePhoenix's customers are large financial organizations and businesses in the telecommunications sector in Europe, the Far East and the United States. BluePhoenix' customers include international banks such as Rabobank and Credit Suisse, insurance companies such as Achemea, communications businesses like EDB4Tel and governmental departments, such as DIMIA in Australia (Department of Immigration & Multicultural & Indigenous Affairs). These customers currently run large-scale business critical applications that have been built with BluePhoenix' AppBuilder. Recently, BluePhoenix formed partnership agreements with several leading European service providers. Temenos, a large European banking solutions provider markets a complete banking solution built with the BluePhoenix product.

BluePhoenix' management is based in the Netherlands. BluePhoenix has offices in Denmark, the United Kingdom, Germany, Italy and Cyprus and operates a development center in the United States. BluePhoenix generates most of its revenues from long-term software maintenance agreements, consulting services and sale of AppBuilder licences.

Advanced Systems Europe B.V. Advanced Systems Europe B.V. or ASE, Liraz's wholly owned subsidiary, incorporated in the Netherlands, is a software house providing ongoing software services to customers in the Netherlands and Belgium in the banking, industrial and telecommunications sectors. ASE has business partnership agreements with leading software houses in the Netherlands. ASE is primarily engaged in providing consulting and outsourcing services in addition to support services related to BluePhoenix' products in Europe.

Financial information about Liraz, is attached as exhibit "A" to this proxy statement.

Risk Factors Relating to the Transaction

In addition to the other information included in this proxy statement, the following risk factors should be considered carefully by the shareholders in determining whether to vote to approve the transaction and the Share Exchange Agreement.

If we fail to successfully integrate Liraz business with our business, our operating results may be adversely affected.

The transaction involves the integration of the business of Liraz within our business, although we believe that in the near future Liraz will continue to operate independently. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product-line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. The achievement of these benefits depends, however, on our ability to successfully integrate Liraz's business, personnel, operations, technology, and products and service offerings in our business. Difficulties in assimilating Liraz's business could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. We may also encounter difficulties in penetrating markets in which we have no or limited experience. The acquisition of a controlling interest in Liraz involves the consolidation of Liraz's results of operations. We cannot assure you that we will be able to successfully integrate Liraz's business and operations with our own without encountering difficulties. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations. If this happens, the price of our ordinary shares will likely decline.

Fixed consideration despite potential changes in share prices

If we complete the transaction, it will be on a date after the special general meeting. As a result, the prices of Crystal shares and Liraz shares may be different on the date the transaction is completed than on the date the meeting is held.

The variations in the prices of Crystal shares and Liraz shares may occur for a number of reasons, including but not limited to the following:

- the business, operations or prospects of Liraz or Crystal may change;
- market assessments of the likelihood that we will complete the transaction and the timing of the completion;

- regulatory considerations; and

- general market and economic conditions.

The exchange ratio, however, has been fixed, and is not subject to adjustment based on fluctuations in the share prices of Crystal and Liraz between the signing and closing of the transaction. If the market price of the shares of Liraz decreases, or the market price of the shares of Crystal increases, between the date of the meeting and the completion of the transaction, the effective price to Crystal will increase.

We cannot assure you that following consummation of the transaction, our ordinary shares will not trade below their historical trading price range or the price of our ordinary shares at the time of consummation of the transaction.

Consummation of the transaction will cause dilution of the voting power of our shareholders other than Formula

Consummation of the transaction will cause an approximate 35% increase in the number of our ordinary shares outstanding as a result of the issuance of our ordinary shares to Liraz's selling shareholders. Accordingly, all of our shareholders, other than Formula, will experience an immediate dilution of approximately 26% of their relative voting power after consummation of the transaction.

By Order of the Board of Directors,

GAD GOLDSTEIN
Chairman of the Board of Directors

Dated: October 14, 2002

Exhibit A

Financial information about Liraz

LIRAZ SYSTEMS LTD. AND ITS CONSOLIDATED COMPANIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2002

(UNAUDITED)

CONTENTS

Somekh Chaikin

Mail address
PO Box 609
Tel Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

The Board of Directors
Liraz Systems Ltd.

Dear Sirs:

Review of the Unaudited Interim Consolidated Financial Statements as at June 30, 2002 and for the six and three-month periods then ended

At your request, we have reviewed the interim consolidated balance sheet of Liraz Systems Ltd. ("the Company") and its subsidiaries as at June 30, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the six and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the General Shareholders' Meetings and of the meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The interim financial statements of certain subsidiaries, whose assets constitute 1% of the total consolidated assets as at June 30, 2002 and whose revenues constitute 2% of the total consolidated revenues for the six and three-month periods then ended, were reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles, and in accordance with the Securities Regulations (Periodic and immediate reports) – 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

August 8, 2002

Consolidated Balance Sheets

Adjusted to Shekels of June 2002

	As at June 30 2002 (Unaudited) NIS '000	As at June 30 2001 (Unaudited) NIS '000	As at December 31 2001 (Audited) NIS '000	As at June 30 2002 (Unaudited) $ '000*
Current Assets				
Cash and cash equivalents	**27,201**	26,064	8,920	5,704
Marketable securities	**659**	3,082	939	138
Restricted deposits	-	10,152	-	-
Trade receivables	**19,277**	11,440	32,298	4,042
Other receivables and debit balances	**4,911**	2,483	3,974	1,030
	52,048	53,221	46,131	10,914
Restricted Deposits	-	53,286	-	-
Long-term Investments	7,213	44,636	6,594	1,512
Fixed Assets, net	**4,222**	1,692	4,043	885
Other Assets and Deferred Expenses	**109,221**	1,692	101,864	22,903
	172,704	154,527	158,632	36,214

	As at June 30 2002 (Unaudited) NIS '000	As at June 30 2001 (Unaudited) NIS '000	As at December 31 2001 (Audited) NIS '000	As at June 30 2002 (Unaudited) $ '000*
Current Liabilities				
Credit from banking institutions	1,457	251	7,961	306
Trade payables	9,878	5,764	16,026	2,071
Deferred revenues	21,131	-	23,674	4,431
Provisions for loss in respect of company previously consolidated	-	-	14,083	-
Other accounts payable	33,523	36,578	29,810	7,029
Convertible debentures	-	189	-	-
	65,989	42,782	91,554	13,837
Long-term Liabilities				
Long-term loans from banking institutions	13,253	-	-	2,779
Provisions for loss in respect of company previously consolidated	12,638	-	-	2,650
Accrued severance pay, net	2,247	2,246	2,341	471
	28,138	2,246	2,341	5,900
Minority Interest	778	710	840	163
Shareholders' Equity	77,799	108,789	63,897	16,314
	172,704	154,527	158,632	36,214

Arik Kilman, Chairman of the Board

Yossi Shemesh, CEO

Miki Zerwanitzer, Controller

Date statements approved: August 8, 2002

*Convenience translation to US dollars – see Note 10.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations

Adjusted to Shekels of June 2002

	For the six-month period ended			For the three-month period ended			For the year ended
	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	December 31 2001 (Audited) NIS '000
Revenues from sales and services	51,447	82,193	10,788	27,549	38,123	5,777	115,172
Cost of sales and services	27,858	77,423	5,841	14,682	33,856	3,079	98,811
Gross Profit	23,589	4,770	4,947	12,867	4,267	2,698	16,361
Research & development expenses, net	7,261	20,475	1,523	3,932	6,976	824	23,673
	16,328	(15,7	3,424	8,935	(2,709)	1,874	(7,312)
Marketing expenses	5,361	43,706	1,124	3,070	14,921	644	46,189
General & administrative expenses	6,558	41,239	1,375	3,560	10,592	747	45,690
	11,919	84,945	2,499	6,630	25,513	1,391	91,879
Income (Loss) from Ordinary Operations	4,409	(100,650)	925	2,305	(28,222)	483	(99,191)
Financing income (expenses), net	1,021	(4,344)	214	596	(8,633)	125	2,970
Other income (expenses), net	4,706	(63,426)	987	5,546	(23,450)	1,163	(85,396)
Income (Loss) before Income Tax	10,136	(168,420)	2,126	8,447	(60,305)	1,771	(181,617)
Income tax	3,303	4,672	693	2,667	1,187	559	7,416
Income (Loss) after Income Tax	6,833	(173,092)	1,433	5,780	(61,492)	1,212	(189,033)
Share in losses of affiliates	-	-	-	-	-	-	(28,798)
Minority interest in losses of subsidiaries, net	62	107,590	13	45	26,256	9	107,461
Net income (loss) for the period	6,895	(65,502)	1,446	5,825	(35,236)	1,221	(110,370)
	NIS	NIS	$	NIS	NIS	$	NIS
Net earnings (loss) per NIS 1 par value of ordinary shares	1.03	(9.77)	0.22	0.86	(5.26)	0.18	(16.47)

*Convenience translation to US dollars – See Note 10.

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Shareholders' Equity

Adjusted to Shekels of June 2002

	Share Capital NIS '000	Share Premium NIS '000	Adjustments Resulting From Translation of Financial Statements of Investee Companies NIS '000	Retained Earnings (Accumulated Losses) NIS '000	Treasury Shares NIS '000	Total NIS '000	Total $ '000*
For the six-month period ended on June 30, 2002 (unaudited)							
Balance as at January 1, 2002	12,377	83,119	5,718	(33,200)	(4,117)	63,897	13,398
Issue of shares	52	208	-	-	-	260	55
Adjustments resulting from translation of financial statements of investee companies	-	-	6,747	-	-	6,747	1,415
Net income for the period	-	-	-	6,895	-	6,895	1,446
Balance as at June 30, 2002	12,429	83,327	12,465	(26,305)	(4,117)	77,799	16,314
For the six-month period ended on June 30, 2001 (unaudited)							
Balance as at January 1, 2001	12,377	83,118	3,963	77,143	(4,117)	172,484	
Erosion of dividend	-	-	-	27	-	27	
Adjustments resulting from translation of financial statements of investee companies	-	-	1,780	-	-	1,780	
Loss for the period	-	-	-	(65,502)	-	(65,502)	
Balance as at June 30, 2001	12,377	83,118	5,743	11,668	(4,117)	108.789	

*Convenience translation to US dollars – see Note 10.

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Shareholders' Equity (cont.)

Adjusted to Shekels of June 2002

	Share Capital NIS '000	Share Premium NIS '000	Adjustments Resulting From Translation of Financial Statements of Investee Companies NIS '000	Retained Earnings (Accumulated Losses) NIS '000	Treasury Shares NIS '000	Total NIS '000	Total $ '000*
For the three-month period ended on June 30, 2002 (unaudited)							
Balance as at April 1, 2002	12,429	83,327	5,716	(32,130)	(4,117)	65,225	13,678
Adjustments resulting from translation of financial statements of investee companies	-	-	6,749	-	-	6,749	1,415
Net income for the period	-	-	-	5,825	-	5,825	1,221
Balance as at June 30, 2002	12,429	83,327	12,465	(26,305)	(4,117)	77,799	16,314
For the three-month period ended on June 30, 2001 (unaudited)							
Balance as at April 1, 2001	12,377	83,118	5,680	46,839	(4,117)	143,897	
Erosion of dividend	-	-	-	65	-	65	
Adjustments resulting from translation of financial statements of investee companies	-	-	63	-	-	63	
Loss for the period	-	-	-	(35,236)	-	(35,236)	
Balance as at June 30, 2001	12,377	83,118	5,743	11,668	(4,117)	108,789	

*Convenience translation to US dollars – see Note 10.

The accompanying notes are an integral part of the financial statements.

Statement of Changes in Shareholders' Equity (cont.)

Adjusted to Shekels of June 2002

	Share Capital NIS '000	Share Premium NIS '000	Adjustments Resulting From Translation of Financial Statements of Investee Companies NIS '000	Retained Earnings (Accumulated Losses) NIS '000	Treasury Shares NIS '000	Total NIS '000
For the year ended December 31, 2001 (audited)						
Balance as at January 1, 2001	12,377	83,118	3,963	77,143	(4,117)	172,484
Erosion of dividend	-	-	-	27	-	27
Adjustments resulting from translation of financial statements of investee companies	-	-	1,755	-	-	1,755
Conversion of debentures	*-	1	-	-	-	1
Loss for the year	-	-	-	(110,370)	-	(110,370)
Balance as at December 31, 2001	12,377	83,119	5,718	(33,200)	(4,117)	63,897

*Less than NIS 0.5 thousand.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

Adjusted to Shekels of June 2002

	For the six-month period ended			For the three-month period ended			For the year ended
	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	December 31 2001 (Audited) NIS '000
Cash Flows from Operating Activities							
Net income (loss) for the period	**6,895**	(65,502)	1,446	**5,825**	(35,236)	1,221	(110,370)
Adjustments required to reflect cash flows from operating activities (Annex A)	**3,011**	8,320	631	**(1,922)**	8,189	(403)	40,172
Net cash provided by (used for) operating activities	**9,906**	(57,182)	2,077	**3,903**	(27,047)	818	(70,198)
Cash Flows from Investment Activities							
Restricted deposits, net	-	(9,081)	-	-	-	-	2,156
Acquisition of companies consolidated for the first time (Annex B)	-	-	-	-	-	-	(86,675)
Payment for acquisition of activity	**(6,258)**	-	(1,312)	**(1,335)**	-	(280)	-
Discontinuation of consolidation of subsidiary consolidated in the past (Annex C)	-	(6,417)	-	-	(6,417)	-	(6,417)
Proceeds from sale (acquisition) of marketable securities, net	-	(5)	-	-	124	-	57,735
Other long-term investments	**(1,290)**	(199)	(270)	**(1,290)**	-	(270)	(379)
Acquisition of fixed assets	**(791)**	(1,483)	(166)	**(612)**	(751)	(128)	(2,800)
Additions to other assets and deferred expenses, net	**(4)**	(4,471)	(1)	**57**	(4,417)	12	(4,482)
Proceeds from sale of fixed assets, other assets and other investments	**8,916**	12,184	1,870	**8,878**	2,207	1,862	19,566
Net cash provided by (used for) investment activities	**573**	(9,472)	121	**5,698**	(9,254)	1,196	(21,296)

Consolidated Statements of Cash Flows (cont.)

Adjusted to Shekels of June 2002

	For the six-month period ended			For the three-month period ended			For the year ended
	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	December 31 2001 (Audited) NIS '000
Cash Flows from Financing Activities							
Receipt of long-term loans	**14,533**	-	3,047	-	-	-	-
Repayment of long-term loans	-	(9,431)	-	-	-	-	(9,434)
Short-term credit from banks, net	**(7,708)**	(2,721)	(1,616)	**(460)**	46	(96)	4,991
Proceeds from issue of share capital, net	**260**	-	55	-	-	-	-
Redemption of debentures	-	(718)	-	-	-	-	(909)
Dividend paid	-	(7,626)	-	-	(7,626)	-	(7,626)
Dividend to minority shareholders in consolidated companies	-	(2,806)	-	-	(1,336)	-	(2,806)
Net cash provided by (used for) financing activities	**7,085**	(23,302)	1,486	**(460)**	(8,916)	(96)	(15,784)
Translation Differences on Cash Balances of Investee Companies	**717**	1,029	150	**610**	(792)	127	1,207
Increase (Decrease) in Cash and Cash Equivalents	**18,281**	(88,927)	3,834	**9,751**	(46,009)	2,045	(106,071)
Balance of Cash and Cash Equivalents at Beginning of Period	**8,920**	114,991	1,870	**17,450**	72,073	3,659	114,991
Balance of Cash and Cash Equivalents at End of Period	**27,201**	26,064	5,704	**27,201**	26,064	5,704	8,920

* Convenience translation to US dollars – see Note 10.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows (cont.)

Adjusted to Shekels of June 2002

	For the six-month period ended			For the three-month period ended			For the year ended
	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	December 31 2001 (Audited) NIS '000
Annex A - Adjustments required to reflect cash flows from operating activities							
Income and Expense Items Not Involving Cash Flows:							
Depreciation and amortization	**6,763**	53,432	1,418	**3,897**	22,970	817	56,896
Minority interest in losses of subsidiaries	**(62)**	(107,590)	(13)	**(45)**	(26,256)	(9)	(107,461)
Company's share in losses of affiliates	-	-	-	-	-	-	28,798
Write-down of investment	-	16,607	-	-	16,607	-	44,281
Capital loss (gain) on sale of fixed assets, net	**65**	-	14	**59**	-	12	(673)
Loss (gain) from marketable securities and deposits, net	**280**	740	59	**152**	1,746	32	(2,657)
(Appreciation) erosion of long-term loans and convertible debentures	**(1,005)**	247	(211)	**(914)**	3,364	(192)	217
Gain from reduction of guarantee	**(1,697)**	-	(356)	-	-	-	-
Loss (gain) from realization of investments and reduction in holdings in subsidiaries and other companies, net	**(10,487)**	178	(2,199)	**(10,487)**	178	(2,199)	(8,264)
Gain from realization of other long-term investments	-	(149)	-	-	-	-	-
Increase (decrease) in provision for severance pay, net	**(215)**	64	(45)	**(73)**	(22)	(15)	(684)
Deferred taxes, net	**(1,153)**	(34)	(242)	**(1,120)**	(86)	(235)	879
	(7,511)	(36,505)	(1,575)	**(8,531)**	18,501	(1,789)	11,332

Consolidated Statements of Cash Flows (cont.)

Adjusted to Shekels of June 2002

	For the six-month period ended			For the three-month period ended			For the year ended
	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000*	December 31 2001 (Audited) NIS '000
Annex A - Adjustments required to reflect cash flows from operating activities (cont.)							
Changes in Current Asset and Liability Items:							
Decrease (increase) in trade receivables	**16,748**	72,390	3,512	**7,791**	(5,170)	1,634	67,308
Decrease (increase) in other accounts receivable	**523**	(2,191)	110	**812**	(6,730)	170	(2,710)
Increase (decrease) in trade payables	**(7,994)**	(3,390)	(1,676)	**(6,575)**	(1,927)	(1,379)	6,693
Increase (decrease) in other accounts payable	**1,245**	(21,984)	260	**4,581**	3,515	961	(42,451)
	10,522	44,825	2,206	**6,609**	(10,312)	1,386	28,840
	3,011	8,320	631	**(1,922)**	8,189	(403)	40,172
Annex B - Acquisition of companies consolidated for the first time							
Working capital, net (with the exception of cash and cash equivalents)	-	-	-	-	-	-	13,086
Other investments	-	-	-	-	-	-	(2,096)
Fixed assets, net	-	-	-	-	-	-	(2,172)
Other assets and goodwill created through acquisition	-	-	-	-	-	-	(103,007)
Long-term liabilities	-	-	-	-	-	-	844
	-	-	-	-	-	-	(93,345)
Less - amount not yet paid	-	-	-	-	-	-	6,670
	-	-	-	-	-	-	(86,675)

*Convenience translation to US dollars – see Note 10.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows (cont.)

Adjusted to Shekels of June 2002

	For the six-month period ended			For the three-month period ended			For the year ended
	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000**	June 30 2002 (Unaudited) NIS '000	June 30 2001 (Unaudited) NIS '000	June 30 2002 (Unaudited) $ '000**	December 31 2001 (Audited) NIS '000
Annex C - Discontinuation of consolidation of subsidiary consolidated in the past							
Working capital, net (except cash and cash equivalents)	-	* (111,363)	-	-	* (111,363)	-	(111,363)
Restricted deposits	-	44,406	-	-	44,406	-	44,406
Fixed assets	-	*12,055	-	-	*12,055	-	12,055
Goodwill	-	24,552	-	-	24,552	-	24,552
Long-term investments	-	17,407	-	-	17,407	-	17,407
Investment in investee company	-	(57,318)	-	-	(57,318)	-	(57,318)
Other assets	-	*267,779	-	-	*267,779	-	267,779
Long-term liabilities	-	(44,406)	-	-	(44,406)	-	(44,406)
Minority interest	-	(122,245)	-	-	(122,245)	-	(122,245)
Stock options issued by subsidiary	-	(37,284)	-	-	(37,284)	-	(37,284)
	-	(6,417)	-	-	(6,417)	-	(6,417)

Annex D – Non-cash activities

For the year ended December 31, 2001

1. Conversion of convertible debentures to shares in the amount of NIS 1 thousand.
2. As part of the acquisition of AppBuilder, a liability of NIS 6,670 thousand remains outstanding.

*Reclassified

**Convenience translation to US dollars – see Note 10.

The accompanying notes are an integral part of the financial statements.

NOTE 1: GENERAL

The interim financial statements as at June 30, 2002, and for the six- and three-month periods then ending (hereinafter: the "Interim Statements") were prepared on a condensed basis in accordance with the generally accepted accounting principles regarding the preparation of Interim Statements and in accordance with section D of the Securities Regulations (Periodic and Immediate Reports) 1970. The significant accounting policies used in preparing the Interim Statements are consistent with those used in the preparation of the annual financial statements. Nevertheless, the Interim Statements do not contain all the information and notes as required for the annual financial statements, and therefore they should be read together with said statements.

NOTE 2: FINANCIAL STATEMENTS IN ADJUSTED VALUES

The Interim Statements (including the comparative figures) are stated in NIS of June 2002.

Below are the changes in the Consumer Price Index (hereinafter: "CPI") and in the representative exchange rates of the US$ and the Euro:

	Change in Exchange Rate of Euro %	Change in Exchange Rate of US$ %	Change in CPI %
For the six months ended June 30, 2002	21.1	8.0	6.3
For the six months ended June 30, 2001	(6.2)	3.1	1.1
For the three months ended June 30, 2002	16.1	2.2	3.8
For the three months ended June 30, 2001	(4.4)	(0.6)	1.6
For the year ended December 31, 2001	3.8	9.3	1.4

NOTE 3: CONSOLIDATED FINANCIAL STATEMENTS

Liraz Systems Ltd. (hereinafter: the "Company") discontinued consolidation of the financial statements of Level 8 Systems Inc. (hereinafter: "Level 8") as of June 30, 2001, and consolidated for the first time the financial statements of BluePhoenix Solutions B.V. (hereinafter: "BluePhoenix"), a consolidated company in Holland whose total issued and paid-up capital is held by another subsidiary of the Company, on October 1, 2001. BluePhoenix commenced operations on October 1, 2001, with the acquisition of the operations of AppBuilder from Level 8. As a consequence, the consolidated statements of operations and the consolidated statements of cash flows for the year ended December 31, 2001 and for the six- and three-month periods ended June 30, 2001, include data for Level 8 up until the date of discontinuation of its consolidation.

The data on the operations of AppBuilder, which was acquired by BluePhoenix from Level 8 on October 1, 2001, were included up until June 30, 2001, in the consolidated financial statements, as part of the Level 8 data, and from October 1, 2001, as part of the BluePhoenix data, following the acquisition.

NOTE 4: ISSUE OF SHARES TO INTERESTED PARTY

On March 25, 2002, the Company issued 50,000 ordinary shares of NIS 1.00 par value each to an interested party in consideration of NIS 260 thousand.

NOTE 5: AGREEMENTS WITH OFFICERS

In April 2002, the Company entered into an employment agreement with the chairman of the Board of Directors. Pursuant to the agreement, the chairman of the Board of Directors would be entitled, *inter alia*, to an annual bonus to be calculated on the basis of the Group's operating profits. The Company also entered into an agreement with the chairman of the Board of Directors to provide him with a loan in the sum of NIS 1.2 million. The loan is linked to the Consumer Price Index and bears annual interest of 4%. The loan will be repaid in four equal, annual installments, or on the date of termination of his employment, whichever is the earlier of said dates. To secure repayment of the loan, the chairman of the Board of Directors pledged 200,000 ordinary shares of the Company which are held by him. In addition, BluePhoenix entered into an agreement with a company controlled by the chairman of the Board of Directors, for the provision of management services.

NOTE 6: PROVISION FOR LOSSES IN RESPECT OF LEVEL 8

In the first quarter of the year, Level 8 raised approx. US$ 3.5 million, net, from investors in a private placement. Of the sum raised, a total of US$ 350 thousand was used for repayment of Level 8's liabilities to the bank and for the reduction of the Company's guarantee of Level 8's liabilities. The repayment was conducted in accordance with terms of the agreement for the acquisition of the operations of AppBuilder from Level 8 which determined that 10% of any round of financing, net, conducted by Level 8 would be used for the repayment of Level 8's liabilities to the bank and for the reduction of the Company's guarantee. In light of the above, the Company's guarantee was reduced from US$ 3 million to US$ 2.65 million. Since the Company recorded equity losses in Level 8 up to the amount of said guarantee, the Company posted a profit of US$ 350 thousand in the first quarter, as a result of the reduction of the guarantee. The profit from the reduction of the guarantee is stated under "Other Income".

Subsequent to balance sheet date, the Company received a letter of intent from the bank stating that in the event the said guarantee is exercised, the bank will provide the Company with a loan for up to the sum of US$ 2.65 million for a three-year period. The loan will be repaid in quarterly installments commencing one year from the date it is provided.

NOTE 7: REALIZATION OF INVESTMENT IN LEVEL 8

In the second quarter of the year, the Company and a consolidated company sold, in a number of transactions, approx. 2.4 million Level 8 shares held by them in consideration of approx. US$ 1.8 million, before commissions and other expenses. As a result of said sales, the Group recorded capital gains of approx. NIS 10.5 million.

The Company and the consolidated company also sold in additional sales transactions approx. 0.8 million Level 8 shares held by them in consideration of approx. US$ 0.4 million, before commissions and other expenses. These transactions were completed after the balance sheet date. As a result of these sales, the Group is expected to record capital gains of approx. NIS 2.5 million in the third quarter.

Following the share sales, the Company's percentage of holdings in Level 8's issued share capital, held directly and through the consolidated company, declined to approx. 7.7% and 3.6% as of the balance sheet date and the date of signing the financial statements, respectively.

In addition, the Company holds through a consolidated company 10,000 preferred shares of Level 8 which are convertible into approx. 1.2 million ordinary shares of Level 8.

NOTE 8: PROVISION IN RESPECT OF PAYROLL TAX AUDIT

In the second quarter, a consolidated company made a provision in respect of a payroll tax audit in the sum of approx. Euro 300 thousand. The provision is included under "Other Expenses".

NOTE 9: IMPACT OF NEW ACCOUNTING STANDARDS

In July 2001, the Israeli Accounting Standards Board issued the following two Accounting Standards:

1. Accounting Standard No. 12 regarding the "Discontinuance of Adjusting Financial Statements". According to this Accounting Standard, the adjustment of financial statements is to be discontinued, effective from January 1, 2003. Through December 31, 2002, the Company will continue to prepare adjusted financial statements according to Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures included in the financial statements for the period ending December 31, 2002 shall serve as the starting point for the nominal reporting to begin on January 1, 2003. The effect of the adoption of this standard will depend on the rate of inflation and on the composition of the Company's assets and financing sources.

   The Company is examining the impact of the expected application of this Accounting Standard.

2. Accounting Standard No. 13 regarding the "Effects of Changes in Foreign Exchange Rates". This Accounting Standard deals with the translation of foreign currency transactions and the translation of financial statements of foreign entities for incorporation into the financial statements of the reporting corporation, and it replaces interpretations No. 8 and No. 9 of Opinion No. 36, which will become null and void when Accounting Standard No. 12 comes into effect, as described above. This Accounting Standard will apply to financial statements for periods commencing after December 31, 2002.

   The Company is examining the impact of the expected application of this Accounting Standard.

NOTE 10: CONVENIENCE TRANSLATION

For the convenience of the reader, the adjusted financial statements at June 30, 2002, and for the periods of six and three months then ended, have been translated into US dollars using the representative exchange rate as of such date (US$ 1 = NIS 4.769), as published by the Bank of Israel. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in US dollars or convertible into US dollars, unless otherwise indicated.